HYPERSOLAR, INC.

April 16, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attention:	Heather Percival
Russell Mancuso, Branch Chief

Re:	Hypersolar, Inc.
Form 10-K for Fiscal Year Ended June 30, 2017
Filed September 21, 2017
File No. 000-54437

Gentlemen:

This letter sets forth the response of Hypersolar, Inc. ("Company") to the comments of the reviewing staff of the Securities and Exchange Commission (“Staff”) in connection with the above referenced filing as set forth in the Staff’s letter dated April 5, 2018.

For ease of reference, the Staff's comment is reproduced below in its entirety, and the Company's response immediately follows.

General

1.       Please expand your response to prior comment 1 to provide us your analysis of the materiality of the information in the notes that you have not filed. Address in your analysis the beneficial ownership limitation, the identity of the note holder, and any other relevant information.

Response: The Company has disclosed in its quarterly report on Form 10-Q and annual report on Form 10-K the material terms of its outstanding convertible promissory notes (the “Notes”) in the notes to the Company’s financial statements. The information disclosed includes: the date of issuance of each of the Notes, the principal amount of each of the Notes, the interest rate, the maturity date and the conversion terms of each of the Notes. The Company has included these material terms in each of its periodic reports on Form 10-Q and its annual report on Form 10-K.

Each of the Notes contain a 4.99% ownership limitation on conversion and provide that that they may not be converted to the extent such conversion would result in the holder and its affiliates owning more than 4.99% of the Company’s outstanding common stock. The Notes were issued to an institutional investor.

Please contact our securities counsel, Marcelle S. Balcombe at Sichenzia Ross Ference Kesner LLP should you have any questions or require additional information.

Sincerely,

/s/ Timothy Young
Chief Executive Officer